Exhibit 99.1

Qiao Xing Universal Telephone, Inc. Expands Sales
Of Its Indoor Telephones in North America

     HUIZHOU, Guangdong, China, Sept. 20 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that soon after the deal with BellSouth’s supplier in July 2004, its subsidiary, Hui Zhou Qiao Xing Communication Industry Ltd., secured on September 10, its first order from Curtis International to purchase 41,388 units of 5.6G cordless telephones. Shipment is expected to commence in October 2004.

     Curtis International is a Canada-based company that has been specializing in the distribution of consumer electronics products across North America for more than 25 years.

     Mr. Wu Rui Lin, Chairman of XING, said, “While we have diversified our major effort to grow our mobile phone segment after the acquisition of CEC Telecom Co., Ltd., the indoor telephone sector has not been neglected. A new generation of indoor phones with value added features have been developed to replace older basic models. These new models sell well both in the local Chinese market and the overseas market, thus confirming XING’s position as a leader among local Chinese players in the indoor phone industry.

     “The number of indoor telephone users has increased to more than 300 million in China. As the living standard of people here continues to improve, they will be replacing old telephone sets with new models. Meeting their needs, our upgraded line of high quality phones, incorporating multiple functions and unique designs, are now among the best sellers in more than 20 provinces in China.

     “Major foreign companies of great renown, including Wal-Mart, BellSouth and Binatone, have been won over by the excellent quality and competitive price of XING’s indoor phone offering. Our overseas business department is also currently working on a number of distribution arrangements with potential customers in European and South-east Asian countries.

     “The market potential in both domestic and overseas markets is huge. For the indoor phone business segment, we expect 2004 revenue relating to overseas sales to increase by 100% and the total sales revenue (domestic and overseas) by 60% compared with those of 2003. Looking further, indoor phone sales (domestic and overseas) and profit in 2005 should also rise significantly compared with 2004,” concluded Mr. Wu.

About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award.

The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.
     -0-                    09/20/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268,
or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)